SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,152,359 Net interest income 1,452,502 Loans and accounts receivables from customers and banks, net 39,507,287 Net fee and commission income 454,197 Loans and accounts receivables from customers at fair value, net 56,799 Result from financial operations 205,197 Financial instruments 9,058,893 Total operating income 2,111,896 Financial derivative contracts 12,367,495 Provision for loan losses (435,649) Other asset ítems 5,095,750 Support expenses (753,983) Total assets 68,238,583 Other results (80,219) Income before tax 842,045 Principal liabilities MCh$ Income tax expense (170,763) Deposits and other demand liabilities 12,824,435 Net income for the period 671,282 Time deposits and other time liabilities 16,773,000 Issued debt and regulatory capital instruments 10,766,955 Attributable to: Financial derivative contracts 12,493,348 Equity holders of the Bank 659,840 Other liabilities ítems 11,030,987 Non-controlling interest 11,442 Total equity 4,349,858 Total liabilities and Equity 68,238,583 Equity attributable to: Equity holders of the Bank 4,242,760 Non-controlling interest 107,098 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of October 31, 2024 The principal balances and results accumulated for the period ending October 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 301 de Octubre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Octubre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.152.359
Créditos y cuentas por cobrar a clientes y bancos	39.507.287
Créditos y cuentas por cobrar a clientes a valor razonable	56.799
Instrumentos financieros	9.058.893
Contratos de derivados financieros	12.367.495
Otros rubros del activo	5.095.750
Total Activos	**68.238.583**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.824.435
Depósitos y otras captaciones a plazo	16.773.000
Instrumentos de deuda y capital regulatorio emitidos	10.766.955
Contratos de derivados financieros	12.493.348
Otros rubros del pasivo	11.030.987
Total patrimonio	4.349.858
Total Pasivos y Patrimonio	**68.238.583**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.242.760
Interés no controlador	107.098

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.452.502
Ingresos netos de comisiones	454.197
Resultado de operaciones financieras	205.197
Total ingresos operacionales	**2.111.896**
Gasto de pérdidas crediticias	(435.649)
Gastos de apoyo	(753.983)
Otros resultados	(80.219)
Resultado antes de impuesto	**842.045**
Impuesto a la renta	(170.763)
Utilidad consolidada del periodo	**671.282**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	659.840
Interés no controlador	11.442

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?